SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the three months ended March 31, 2003

PrimaCom AG
(Exact name of registrant as specified in its charter)

An der Ochsenwiese 3, 55124 Mainz, Germany
(Address of principal executive offices)

(Indicate by check mark whether the registrant filed or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also there furnishing the commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “yes” is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-______________.

PrimaCom AG’s financial statements for the three months ending March 31, 2003 are attached to this Form 6-K.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

PRIMACOM AG

	By:	/s/ JENS KIRCHER

	Name:	Jens Kircher
	Titles:	Member of the Management Board and Chief Operating Officer

	By:	/s/ STEFAN SCHWENKEDEL

	Name:	Stefan Schwenkedel
	Titles:	Member of the Management Board and Chief Financial Officer

Date: May 28, 2003

PRIMACOM AG

FORM 6-K

ITEM 1: FINANCIAL INFORMATION

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands)
(unaudited)

	For Three Months ended March 31,

	2002	2003	2003

	Euro	Euro	U.S.$
Revenues	43,900	47,918	52,230
Operating costs and expenses:
Operations	10,991	11,907	12,979
Selling, general and administrative	9,542	8,933	9,737
Corporate overhead	4,632	4,248	4,630
Depreciation and amortization	19,764	20,180	21,996

Total	44,929	45,268	49,342

Operating profit (loss)	(1,029)	2,650	2,888
Interest expense:
Convertible Second Secured Loan non-cash interest	625	10,383	11,317
Other bank interest and other interest	13,640	18,105	19,735

Total	14,265	28,488	31,052
Other expense	—	43	47
Loss from operations before income taxes and minority interest	(15,294)	(25,881)	(28,211)
Income tax benefit	2,420	2,719	2,964

Loss before minority interest	(12,874)	(23,162)	(25,247)
Minority interest in net income of subsidiaries	(14)	(27)	(30)
Net loss	(12,888)	(23,189)	(25,277)

Loss per share:
Basic and diluted:	(0.65)	(1.17)	(1.28)

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)

		March 31,
		(unaudited)
	December 31,
	2002	2003	2003

	Euro	Euro	U.S.$
Cash	802	828	903
Trade accounts receivable — net	6,876	6,790	7,401
Other current assets	8,735	9,317	10,156

Total current assets	16,413	16,935	18,460
Property and equipment — net	520,225	508,545	554,315
Goodwill — net	359,686	359,694	392,067
Customer lists — net	47,890	46,599	50,793
Deferred tax assets	93,715	96,714	105,418
Other assets	47,789	46,019	50,161

TOTAL ASSETS	1,085,718	1,074,506	1,171,214

Accounts payable	16,147	14,342	15,633
Accrued expenses	42,847	36,195	39,453
Deferred revenue	1,610	4,338	4,729
Deferred purchase obligations	456	459	500
Sale-leaseback obligations — current	2,713	2,274	2,479
Bank and other debt — current	309	—	—

Total current liabilities	64,082	57,608	62,794
Sale-leaseback obligations	2,903	2,355	2,567
Deferred income taxes	82,544	82,544	89,974
Convertible Second Secured Loan	406,079	416,462	453,944
Revolving credit facility and other debt	496,795	505,293	550,770

TOTAL LIABILITIES	1,052,403	1,064,262	1,160,049
Minority interest	273	300	327
SHAREHOLDERS’ EQUITY
Registered capital	50,582	50,582	55,134
Additional paid-in capital	361,131	361,222	393,732
Accumulated deficit	(378,671)	(401,860)	(438,028)

TOTAL SHAREHOLDERS’ EQUITY	33,042	9,944	10,838

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	1,085,718	1,074,506	1,171,214

See accompanying notes to condensed consolidated financial statements.

PRIMACOM AG AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)
(unaudited)

	For the Three Months ended March 31,

	2002	2003	2003

	Euro	Euro	U.S.$
Operating Activities
Net cash provided by (used in) operating
activities	8,894	(307)	(335)
Investing Activities
Purchases of property and equipment	(9,913)	(6,904)	(7,525)
Proceeds from sale of property and equipment	39	34	37
Acquisitions of businesses, net of cash acquired	(372)	—	—

Net cash used in investing activities	(10,246)	(6,870)	(7,488)
Financing Activities
Proceeds from credit facilities	10,000	5,000	5,450
Proceeds from term loan	375,000	—	—
Repayments of credit facilities	(375,000)	—	—
Proceeds from bank overdrafts	3,184	3,499	3,814
Payment of bank financing fees	(7,388)	—	—
Repayment of deferred purchase obligations	(3,942)	—	—
Repayments of other bank debt	—	(310)	(338)
Repayments of sale-leaseback obligations	(1,176)	(986)	(1,075)

Net cash provided by financing activities	678	7,203	7,851

Net increase (decrease) in cash and cash equivalents	(674)	26	28
Cash and cash equivalents at beginning of period	2,933	802	874

Cash and cash equivalents at end of period	2,259	828	903

See accompanying notes to condensed consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION

     PrimaCom AG, (“PrimaCom”) and subsidiaries (“the Company”), a German stock corporation, was formed on December 30, 1998, by the merger (“the Merger”) of Süweda Elektronische Medien- und Kabelkommunikations-AG (“Süweda”) into KabelMedia Holding AG (“KabelMedia”), two similarly sized German cable television network operators. At the date of the Merger, KabelMedia was renamed PrimaCom AG. KabelMedia and Süweda had been in existence since 1992 and 1983, respectively. Under U.S. GAAP, the Merger was accounted for under the purchase method of accounting as a reverse acquisition by Süweda of KabelMedia even though KabelMedia issued shares to Süweda’s shareholders as consideration in the Merger and is the surviving legal entity.

     Since KabelMedia’s inception in 1992, the Company has primarily owned and operated and acquired cable television networks in Germany. On September 18, 2000, with the acquisition of N.V. Multikabel (“Multikabel”), the Company expanded its operations from Germany to The Netherlands.

     The accompanying unaudited condensed consolidated financial statements of PrimaCom AG have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 6-K. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three month period ended March 31, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. For further information, refer to the consolidated financial statements and footnotes thereto for the year ended December 31, 2002 included in the Company’s Annual Report on Form 20-F.

     All amounts in the accompanying notes to the unaudited condensed consolidated financial statements refer to continuing operations unless otherwise noted.

     All amounts herein are shown in Euro and for the three months ended March 31, 2003 are also presented in U.S. dollars (“U.S.$”), presented solely for the convenience of the reader at the rate of €0.91743 = $1.00, the Noon Buying Rate of the Federal Reserve Bank of New York on March 31, 2003. The translations should not be construed as a representation that the amounts shown could have been, or could be, converted into U.S. dollars at that or any other rate.

2.	RECLASSIFICATIONS

     Certain amounts in the prior year have been reclassified to conform to the 2003 condensed consolidated financial statement presentation.

3.	ACCOUNTING CHANGES

     In June 2001, the Financial Accounting Standards Board (“FASB”) issued Statements of Financial Accounting Standards (“SFAS”) No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires liability recognition for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The adoption of SFAS No. 143 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In April 2002, SFAS No. 145, “Rescission of FASB Statements No. 4, 44 and 64, amendment of FASB Statement No. 13, and Technical Corrections” was issued. SFAS No. 145 rescinds SFAS No. 4 and No. 64, which required gains and losses from extinguishment of debt to be classified as extraordinary items. SFAS No. 145 also rescinds SFAS No. 44 since the provisions of the Motor Carrier Act of 1980 are complete. SFAS No.

     145 also amends SFAS No. 13 eliminating inconsistencies in certain sale-leaseback transactions. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented shall be reclassified. The adoption of SFAS No. 145 on January 1, 2003 did not have a material effect on the Company’s financial position or results of operations.

     In June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” SFAS No. 146 addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (referred to as EITF) Issue No. 94-3 “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)”. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity’s commitment to an exit plan, as required under EITF Issue No. 94-3. The provisions of SFAS No. 146 are effective for exit or disposal activities initiated after December 31, 2002. The Company adopted of SFAS No. 146 on January 1, 2003 and the adoption did not have an impact on the Company’s financial position or results of operations.

     In December 2002, the Financial Accounting Standards Board issued SFAS No. 148, “Accounting for Stock-Based Compensation—Transition and Disclosure.” SFAS No. 148 amends SFAS No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. The provisions of SFAS No. 148 are effective for financial statements for fiscal years ending after December 15, 2002. The adoption of this standard on January 1, 2003 did not have a material impact on the Company’s financial position or results of operations.

     In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others.” This interpretation elaborates on the disclosures to be made by a guarantor in interim and annual financial statements about the obligations under certain guarantees. FASB Interpretation No. 45 also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. In 2003, the Company adopted the initial recognition and initial measurement provisions of FASB Interpretation No. 45. The adoption of this interpretation did not have a material impact on the Company’s financial position or results of operations.

     In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities.” This interpretation addresses the consolidation of business enterprises (variable interest entities) to which the usual condition of consolidation does not apply. This interpretation focuses on financial interests that indicate control. It concludes that in the absence of clear control through voting interests, a company’s exposure (variable interest) to the economic risks and potential rewards from the variable interest entity’s assets and activities are the best evidence of control. Variable interests are rights and obligations that convey economic gains or losses from changes in the values of the variable interest entity’s assets and liabilities. Variable interests may arise from financial instruments, service contracts, nonvoting ownership interests and other arrangements. If an enterprise holds a majority of the variable interests of an entity, it would be considered the primary beneficiary. The primary beneficiary would be required to include assets, liabilities and the results of operations of the variable interest entity in its financial statements. This interpretation applies immediately to variable interest entities that are created after or for which control is obtained after January 31, 2003. For variable interest entities created prior to February 1, 2003, the provisions would be applied effective July 1, 2003.

     The Company currently owns a minority interest in a joint venture in The Netherlands. The Company is in the process of evaluating whether or not, this entity is required to be consolidated under the provisions of FASB Interpretation No. 46, when the Interpretation becomes effective on July 1, 2003, but if consolidated, is not expected to have a material impact on the consolidated financial statements.

     In May 2003, the FASB issued Statement No. 149, Amendment of SFAS No. 133 on Derivative Instruments and Hedging Activities. SFAS No.149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No.133.

     SFAS No. 149 clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative as discussed in SFAS No.133. In addition, it clarifies when a derivative contains a financing component that warrants special reporting in the statement of cash flows. SFAS No.149 amends certain other existing pronouncements. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain cases.

     The Company enters into derivative financial instruments and other financial instruments related to its variable interest rate revolving credit facility. The Company is currently in the process of evaluating the impact, if any, of SFAS No.149 on the Company’s financial position or results of operations.

     In May 2003, the FASB issued Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which affects the accounting for three types of freestanding financial instruments. The first type is mandatorily redeemable shares, which the issuing company is obligated to buy back in exchange for cash or other assets. A second type, which includes put options and forward purchase contracts, involves instruments that do or may require the issuer to buy back some of its shares in exchange for cash or other assets. The third type of instruments that are liabilities under this Statement are obligations that can be settled with shares, the monetary value of which is fixed, tied solely or predominantly to a variable such as a market index, or varies inversely with the value of the issuers’ shares. SFAS No.150 does not apply to features embedded in a financial instrument that is not a derivative in its entirety.

     In addition, SFAS No.150 requires disclosures about alternative ways of settling the instruments and the capital structure of entities, all of whose shares are mandatorily redeemable. SFAS No.150 is effective for most financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003.

     The Company is currently in the process of evaluating the impact, if any, SFAS No.150 will have on the Company’s financial position or results of operations.

4.	GOODWILL

     In June 2001, the FASB issued SFAS No.141, Business Combinations, effective for acquisitions initiated on or after July 1, 2001, and No.142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. SFAS No.141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, and includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations. SFAS No.142 requires that goodwill (and intangible assets deemed to have indefinite lives) no longer be amortized but will be subject to annual impairment tests. Other intangible assets will continue to be amortized over their useful lives.

     On January 1, 2002, the Company adopted SFAS No. 141 and SFAS No. 142. As a result, goodwill is no longer amortized but rather is tested annually for impairment or more frequently if events and circumstances indicate that the asset might be impaired. An impairment loss is recognized to the extent that the carrying amount of goodwill exceeds its fair value.

     Upon adoption of SFAS No. 142, the Company performed the first of the required impairment tests. Based on the results of that test, goodwill was not determined to be impaired. Additionally, the Company performed the first of the required annual impairment tests as of October 1, 2002. As a result of that test, goodwill was not determined to be impaired.

     The Company determined fair value using the discounted cash flows technique, which is subjective and requires management to use estimates of future cash flows and discount rates. Because these estimates of future cash flows are dependent on risks, uncertainties and other factors, the Company will continue to evaluate its estimates, which could result in a need to adjust the determination of fair value.

5.	IMPAIRMENT OF LONG-LIVED ASSETS

     In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No. 144”) which supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of.” Among other changes, SFAS No. 144 provides updated guidance concerning the recognition and measurement of an impairment loss for certain types of long-lived assets. The Company adopted SFAS No. 144 during the first quarter of 2002. Adoption of this new accounting standard resulted in an impairment charge of long-lived assets in the amount of approximately €12,944,000 for the year end December 31, 2002, which was recorded as additional depreciation expense.

6.	ACQUISITIONS

     On January 1, 2001, the Company signed an agreement to acquire 51% of the shares of Telekommunikationsgesellschaft mbH Eisenhüttenstadt, (“TKE”) for total consideration of approximately €26,000. After the municipal supervisory authority had approved the transaction, a claim was filed against the procedure of this sale. The court decided that the transaction is valid and the Company received the written decision of the court. In December 2001, the Company finalized the purchase of the 51% of TKE. Under the terms of the purchase agreement, the Company and TKE both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of TKE for total consideration of approximately €7,414,000. The Company advanced approximately €2,045,000 to the shareholders of TKE and the remaining purchase obligation amounting to approximately €5,369,000 is recorded in deferred purchase obligations as of December 31, 2001. On October 2, 2002 the former TKE shareholders exercised their option to sell its remaining 49% shares of TKE to the Company for cash consideration of approximately €4,869,000 and forgiveness of approximately €500,000 in loans receivable. TKE passed approximately 11,700 homes and served approximately 10,300 customers at the time of the acquisition.

     On October 1, 2000, the Company acquired 51% of the shares of Kutz Kabel-Service GmbH (“Kutz”) for total consideration of approximately €1,180,000. Under the terms of the purchase agreement, the Company and Kutz both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of Kutz for total consideration of approximately €3,415,000, which is recorded in deferred purchase obligations as of December 31, 2001. On March 4, 2002, the former Kutz shareholders exercised their option to sell the remaining 49% of its Kutz shares to the Company. Kutz passed approximately 12,000 homes and served approximately 10,000 customers at the time of the acquisition.

     On August 1, 2001, the Company acquired 51% of the shares of EBH Service GmbH (“EBH”) for total consideration of approximately €26,000. Under the terms of the purchase agreement, the Company and EBH both had the option at certain dates to respectively buy or sell the remaining 49% of the shares of EBH for total consideration of approximately €956,000. The Company advanced approximately €865,000 to the Shareholders of EBH and the remaining purchase obligation amounting to approximately €91,000 was recorded in deferred purchase obligations as of December 31, 2001. On January 9, 2002, the former EBH shareholders exercised their option to sell its remaining 49% shares of EBH to the Company. EBH passed approximately 2,330 homes and served approximately 2,150 customers at the time of the acquisition.

     The proforma impact of these acquisitions on revenues, net loss and net loss per share is not material.

7.	BANK AND OTHER DEBT

     On September 18, 2000, in connection with the acquisition of Multikabel, the Company refinanced and cancelled its existing bank facility. In connection with this refinancing, the Company entered into a credit facility (hereafter the “Facility”) with a number of banks. The total aggregate amount of the Facility was €1,000,000,000, comprised of a €985,000,000 Revolving Credit Facility and a €15,000,000 Overdraft Facility. Under the terms of the Revolving Credit Facility and the Overdraft Facility, the Company may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable.

     The Facility is secured by, among other things, liens on receivables from cable television subscribers, concession agreements, equipment and interests in all shares of PrimaCom’s subsidiaries. In addition, the Facility contains certain covenants, which, among other things, require the Company to maintain specified ratios relating to cash flow and total debt. Furthermore, there are restrictions on incurring debt, encumbering revenues or assets, loaning funds to third parties or assuming liabilities, disposing of properties and paying dividends or making distributions.

     In addition, on September 18, 2000, the Company entered into a €375,000,000 Senior Working Capital Facility, which had a term of 10 years.

     In 2001, the Company received commitments from groups of international banks to amend its existing €1,000,000,000 Facility and €375,000,000 Senior Working Capital Facility. These amendments restated certain terms and conditions, including repayment and borrowing conditions and financial covenants. The first amendment closed on May 15, 2001 and the Company paid fees of approximately €7,813,000 in connection with this first amendment. On November 15, 2001, a second amendment closed and the Company incurred fees of approximately €6,875,000.

     On March 26, 2002, the Company completed the modification of its €1,000,000,000 Facility and the €375,000,000 Senior Working Capital Facility. The terms and conditions were renegotiated subject to the approval of the Company’s shareholders. Bank fees for the modification in 2002 amounted for €15,284,000. On June 5, 2002, the shareholders approved the modification of the Facility and Senior Working Capital Facility.

     The Senior Working Capital Facility was converted into a €375,000,000 Convertible Second Secured Term Loan Facility (“Second Secured Loan”), which was utilized in full and those borrowings were used to repay an equivalent amount of the outstanding borrowings under the €1,000,000,000 Facility. As a result, the lending commitment under the €1,000,000,000 Facility was reduced ahead of the original schedule by the amount of the €375,000,000 payment to €625,000,000. The Second Secured Loan is convertible to common shares of PrimaCom Management GmbH at the option of the lenders based on predetermined financial ratios at any time on and after December 31, 2004.

     The Second Secured Loan balance bears an interest rate from 18.0% to 20.0% over the term of the loan. As of March 31, 2003, the interest rate was 19.0%, which includes both a cash interest portion of 9.5% and a non-cash interest portion of 9.5%. The non-cash interest obligation is capitalized to the outstanding loan amount and will be due upon repayment of the Second Secured Loan.

     As of June 5, 2002, the Company had approximately €23,584,000 and €24,515,000 of capitalized debt issuance costs related to the original Facility and Senior Working Capital Facility, respectively. In addition, the Company paid €15,284,000, in fees in connection with March 26, 2002 modification.

     As a result of the modification, the Company recorded a charge of approximately €12,264,000 to interest expense due to the decrease in the borrowing capacity of the Facility commitment. The remaining balance of debt issuance costs related to the Facility of €11,320,000 remained capitalized in other assets and are amortized to interest expense over the remaining term of the Facility. None of the previously capitalized debt issuance costs related to the Senior Working Capital Facility were written off, but instead remained capitalized and will be amortized into interest expense over the term of the Second Secured Loan.

     Of the €15,284,000 in fees paid for the refinancing, the Company capitalized €12,852,000, which will be amortized to interest expense over the term of the refinanced debt agreements. The remaining fees of approximately €2,432,000 paid for certain legal and consulting services for the refinanced Senior Working Capital Facility were recorded as a charge in operating costs and expenses.

     As of March 31, 2003, the Company had net capitalized bank financing fees totaling approximately €37,842,000, which is included in other assets. These capitalized bank fees are being amortized as bank debt interest over the remaining term of the Facility and Second Secured Loan.

8.	LOSS PER SHARE

     The following table sets forth the computation of basic and diluted loss per share:

	Three months
	ended March 31,

	2002	2003

Numerator:
Net loss (in € thousands)	12,888	23,189
Denominator:
Weighted average shares	19,786,052	19,786,052
Basic and diluted loss per share (€)	(0.65)	(1.17)

     Outstanding stock options are excluded from the loss per share calculation because the effect would be antidilutive.

9.	LITIGATION RELATING TO PRIMACOM

     In October 2001, Media Equity Management, Inc. filed a complaint in the United States state court against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH (a subsidiary of the Company), TV-3 and Mr. Midrowsky, a former Televis Grimma GmbH shareholder. This complaint seeks judgment pursuant to written loan agreements, promissory notes and guaranty instruments against Vogtlandische Kommunikations- und Entwicklungs GmbH and Mr. Midrowsky for approximately $60,000, against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Meerane GmbH, Kabelfernsehen Oelsnitz GmbH, Televis Grimma GmbH, TV-3 and Mr. Midrowsky for approximately $3,200,000 and against Vogtlandische Kommunikations- und Entwicklungs GmbH, Kabelfernsehen Zwenkau GmbH, Televis Grimma GmbH, TV-3 for approximately $1,200,000. Media Equity Management, Inc. filed an amended complaint which added two parties, Informat Leasing GmbH and the Company. This amended complaint alleged that Informat Leasing GmbH was the successor to Kabelfernsehen Zwenkau GmbH by name change and the Company was the successor to Televis Grimma GmbH by merger. The petition for relief was amended such that a request for judgment against the Company was made in the sum of approximately $4,400,000. The lawsuit has been moved from state court to U.S. district court. The Company believes there will be no ruling for several months and that it will ultimately prevail. However, the parties are negotiating to settle the lawsuit.

     In The Netherlands, the Company has a legal dispute with Canal+ about the carriage or “access” fees, which Canal+ is obligated to pay the Company. Initially, the decision by the district court (Kantongerecht) was in favor of the Company. However, Canal+ brought the legal dispute to the Dutch telecom regulator (“OPTA”) to provide a judgement about the carriage fees charged by the Company. At the end of 2002, OPTA completed its review regarding the carriage fees charged by the Company. Due to a recent further ruling of the District Court in Rotterdam in the case between UPC and Canal+, the Company does not expect a fast decision from OPTA, based on the fact the court argued OPTA is not in a position to determine tariffs in such a case. In the meantime, Canal+ started a new case with the Company with the Arbitrary Institute. The Company cannot determine an outcome of this claim at this time. The Arbitrary hearing will be scheduled in summer this year.

     In February 2003, the CEO of the Company’s Dutch subsidiary, Multikabel, submitted his resignation. In conjunction with the resignation, a claim was filed against the Company for a severance payment. A court decision was taken at the end of April 2003. As of that date the claim was settled.

     The Company is currently in negotiations with third parties for the payment of current and past royalty fees. No formal settlement agreement has been reached as to final payment. However, because the expected future payment is probable and can be reasonably estimated, the Company has accrued approximately €4,751,000 and €3,130,000 as of March 31, 2003 and 2002 respectively.

     The Company is part to routine litigation incidental to the normal conduct of business. In the opinion of management, the outcome of and liabilities in excess of what has been provided for related to these proceedings, in the aggregate, are not likely to be material to the financial condition or results of operations.

10.	SEGMENT DISCLOSURE

     Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources to an individual segment and in assessing performance of the segment.

     The Company has two reportable segments based on geographic location: Germany and The Netherlands. Both segments provide analog and digital cable programming, high-speed internet access and other network services.

     Revenues from these four product categories are regularly reviewed by the chief operating decision maker or decision making group. However, for internal reporting purposes, the Company does not allocate operating costs and expenses to these product categories to evaluate their performance.

     The Company evaluates performance and allocates resources based on profit or loss from operations before interest, taxes, depreciation and amortization. All elimination amounts in the segments relate primarily to intercompany transactions. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies.

	Three month ended March 31,

	2002	2003

	(in € thousands)
Germany
Analog cable	28,565	29,502
Digital cable	100	192
High-speed internet	333	429
Other revenue	872	454

	29,870	30,577
The Netherlands
Analog cable	8,278	9,187
Digital cable	157	167
High-speed internet	3,710	5,840
Other revenue	1,885	2,147

	14,030	17,341

Total revenues	43,900	47,918

Germany	(549)	600
The Netherlands	(480)	2,050

Total operating profit (loss)	(1,029)	2,650

Germany	6,090	14,598
The Netherlands	8,175	13,890

Total interest expense — net	14,265	28,488

Germany	12,869	12,441
The Netherlands	6,895	7,739

Total depreciation and amortization	19,764	20,180

Germany	204,357	204,417
The Netherlands	167,741	201,876

Total goodwill and customer lists	372,098	406,293

Germany	632,885	573,690
The Netherlands	362,009	387,167

Total long-lived assets	994,894	960,857

Germany	690,995	649,421
The Netherlands	391,659	425,086

Total assets	1,082,654	1,074,506

Germany	6,183	3,552
The Netherlands	3,693	3,348

Total capital expenditures	9,876	6,870

ITEM 2:	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

Three months ended March 31, 2002 and March 31, 2003

     Revenues. Revenues primarily include monthly subscription fees received for providing analog television, digital television and high speed Internet access, telephony, and data communication services, to our subscriber base. In addition to monthly subscription fees, we also receive revenue from our subscribers for installation, connection and administrative services. We receive recurring revenue for the lease of fibre optic capacity to businesses within our franchise areas. We also receive carriage fees from program producers, advertising revenue and other revenue related to the on-going operations and services provided to third parties and our subscriber base.

     Total revenue increased by 9.2% from €43,900,000 in the first quarter of 2002 to €47,918,000 in the first quarter of 2003. The primary factors which impacted revenue growth were increased Internet subscribers and price increases in The Netherlands.

	March 31	March 31
	2002	2003

Homes passed by coax (450 MHz networks)	1,421,814	1,395,732
Homes passed by fiber (862 MHz networks)	560,819	569,219

Total homes passed	1,982,633	1,964,951

Total ready-for-service homes (862 MHz networks)	440,883	449,392

Analog CATV subscribers (450 MHz networks)	916,398	910,177
Analog CATV subscribers (862 MHz networks)	384,481	391,653

Total analog-TV-subscribers	1,300,879	1,301,830
Digital TV subscribers	12,093	11,258
Internet subscribers	39,092	60,975
Telephony subscribers	39	347
Data communication subscribers	792	871

Total revenue generating units	1,352,895	1,375,281

     The number of revenue generating units increased by 22,386 from 1,352,895 at March 31, 2002 to 1,375,281 at March 31, 2003. The primary factor responsible for this growth was the increase in high speed Internet access customers in The Netherlands.

     The revenue derived from the analog cable television subscriber base increased by €1,846,000 from €36,843,000 in the first quarter of 2002 to €38,689,000 in the first quarter of 2003. In The Netherlands, analog cable television revenue increased from €8,278,000 in the first quarter of 2002 to €9,187,000 in the first quarter of 2003. The 11% increase in Multikabel’s analog cable television revenues resulted from an increase in its subscriber base and an increase in the average monthly rate charged for its analog service. In Germany, the revenue generated from the analog cable television business of €29,502,000 was higher than €28,565,000 for the same period in 2002, primarily due to minor rate increases in certain German regions.

     The average monthly revenue per analog television subscriber was €9.89 for the three months period ended March 31, 2003 and €9.43 for the period ended March 31, 2002. Multikabel reported average monthly revenue per analog cable television subscriber of approximately €9.99 and our German operations reported average monthly revenue of €9.86 in the first quarter ended March 31, 2003. We expect to see continued revenue growth from analog television service from increased pricing and also further market penetration.

     For the first quarter ended March 31, 2003, we passed approximately 569,219 homes with fibre optic cable and had upgraded approximately 449,392 homes to 862 MHz with two way capability (ready-for-service-homes). Approximately 323,565 of the ready-for-service homes at March 31, 2003 were owned and operated by Multikabel. The remaining 125,827 ready-for-service homes were upgraded homes in Germany. Including the Multikabel subscribers, approximately 34.5% of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access, telephony and data communication-services.

     For the first quarter of 2003, high-speed Internet access contributed €6,269,000 to revenue compared with €4,043,000 in the first quarter of 2002. Strong growth in our subscriber base for this product made a significant contribution. Total high-speed Internet subscribers increased by 56.0% from 39,131 at March 31, 2002 to 60,975 at March 31, 2003. Penetration of high-speed Internet access customers to ready-for-service homes increased from 8.9% in 2002 to 13.6% in 2003. The average monthly revenue per subscriber decreased slightly from €36.82 in the first quarter of 2002 to €36.49 in the first quarter of 2003.

     For the first quarter of 2003, Multikabel contributed €5,840,000 of high-speed Internet access revenue compared to €3,710,000 in the first quarter of 2002. The increase was due to strong growth in the subscriber base for this product. Total high-speed Internet subscribers in The Netherlands increased by 71.2% from 32,526 at March 31, 2002 to 55,693 at March 31, 2003. Penetration of high-speed Internet access customers to ready-for-service homes increased from 10.0% in 2002 to 17.2% in 2003. The average monthly revenue per subscriber decreased from €41.08 in the first quarter of 2002 to €37.32 in the first quarter of 2003 as we introduced new lower tariff packages to attract additional subscribers in lower usage market segments.

     In Germany, high-speed Internet access revenue increased by 28.8% from €333,000 in the first quarter of 2002 to €429,000 in the first quarter of 2003. The primary factor was the increase in high-speed Internet access customers and the increase in average revenue per subscriber. The average monthly revenue per subscriber in Germany increased from €17.08 in the first quarter 2002 to €28.86 in the first quarter 2003. At March 31, 2002, we served 6,605 customers (including 2,728 dial-up customers) compared to 5,282 at March 31, 2003. Internet service to dial-up customers ended in the fourth quarter of 2002. This is the main reason for the increase in average monthly revenue per subscriber. Penetration of high-speed Internet access customers to ready-for-service homes was 4.2% at March 31, 2003 compared to 3.1% at March 31, 2002.

     We expect high-speed Internet access subscribers, and therefore penetration to ready-for-service homes, to continue to increase at strong growth rates over the next years in both The Netherlands and Germany. Average revenue per subscriber is expected to be subject to stronger competition than in the past.

     Digital television revenue increased from €257,000 in the first quarter of 2002 to €359,000 in the first quarter of 2003, although the number of subscribers decreased from 12,903 at March 31, 2002 to 11,258 at March 31, 2003. At March 31, 2003 the penetration rate for digital subscribers for our ready-for-service homes was 2.5%.

     In Germany, revenue from digital television increased from €100,000 in the first quarter of 2002 to €192,000 in the first quarter of 2003 as a result of numerous sales and marketing promotion which emphasized package upselling. Subscribers decreased from 7,287 at March 31, 2002 to 7,194 at March 31, 2003. At March 31, 2003 the penetration rate for digital subscribers for our ready-for-service homes in Germany was 5.7%. Multikabel contributed digital television revenue of €167,000 for first quarter of 2003 up from €157,000 for the first quarter of 2002. At March 31, 2003, Multikabel served 4,064 digital television subscribers, compared to 4,806 at March 31, 2002. At March 31, 2003 the penetration rate for digital subscribers for our ready-for-service homes at Multikabel was 1.3% compared to 1.5% at March 31, 2002.

     The growth in digital television subscribers and revenue continues to not meet our expectations at this point. We are continually reviewing the product to either make it more attractive to consumers or to reduce the cost associated with delivering the product.

     In The Netherlands, we receive revenue for data communication services we provide to small-and medium-sized businesses and schools. Multikabel served approximately 871 small-and medium-sized businesses and schools at the end of March 2003, which contributed €1,231,000 of revenue for the first quarter of 2003. As of March 31, 2002, Multikabel served 792 small-and medium-sized businesses and schools, which contributed €1,084,000 to revenue in the first quarter of 2002. We are currently serving a very small percentage of the small-and medium-sized businesses in our franchise area. We serve a majority of the schools in our service region. We expect this product offering to continue to grow for the next few years as our penetration of small- and medium-sized business increases.

     Other revenue, including Data communication, signal delivery fees, carriage fees and several miscellaneous charges, decreased by €156,000 from €2,757,000 in the first quarter of 2002 to €2,601,000 in the first quarter of 2003.

     The following table reconciles average revenue per subscriber (ARPU) to our U.S. GAAP consolidated financial statements:

	Germany		The Netherlands		Total

	March 31		March 31		March 31
	2002	2003	2002	2003	2003	2003

			(€ in thousands)
Revenues
Analog	28,565	29,502	8,278	9,187	36,843	38,689
Digital	100	192	157	167	257	359
Internet	333	429	3,710	5,840	4,043	6,269
Other	872	454	1,885	2,147	2,757	2,601

	29,870	30,577	14,030	17,341	43,900	47,918

Average subscribers
Analog	1,001,376	997,176	301,311	306,624	1,302,687	1,303,800
Digital	7,030	7,367	4,954	4,076	11,984	11,443
Internet	6,498	4,955	30,107	52,305	36,605	57,260
Telephony	—	—	—	174	—	174
Data communication	8	—	782	852	790	852
ARPU (in €)
Analog	9.51	9.86	9.16	9.99	9.43	9.89
Digital	4.74	8.69	10.56	13.66	7.15	10.46
Internet	17.08	28.86	41.08	37.22	36.82	36.49

     Operations. Operations costs include signal delivery fees paid to Kabel Deutschland GmbH and private successor network operators in Germany, city connection, Internet feed, copyright royalties, and the labor and materials associated with the repair and maintenance of our networks.

     Operations costs increased by 8.3% from €10,991,000 in the first quarter of 2002 to €11,907,000 in the first quarter of 2003, due to increased signal delivery fees in Germany. This increase was offset by a decrease in operations costs in The Netherlands.

     Selling, General and Administrative. Selling, general and administrative expenses primarily include salaries and wages of personnel directly involved in the sales, general and administrative functions of our operating companies, expenses of maintaining our operating offices, marketing expenses, sales commissions, costs of consultants used to support our operating activities, automobile expenses, certain cash management expenses, billing expenses, office supplies and other expenses associated with the operation of our networks and services.

     Selling, general and administrative expenses decreased by 6.4% to €8,933,000 in the first quarter of 2003 from €9,542,000 in the first quarter of 2002 reflecting the impact of ongoing cost saving programs.

     Corporate Overhead. Corporate overhead includes the salaries and wages of all senior management, the company’s information technology group, certain product development and certain accounting personnel, the cost of the corporate offices, the cost of license fees associated with our billing and financial accounting systems, bank fees and other expenses related to the corporate offices.

     Corporate overhead decreased by 8.3% from €4,632,000 in the first quarter of 2002 to €4,248,000 in the first quarter of 2003. Non-cash compensation expense associated with our stock option plan declined by 82.2% from €511,000 in the first quarter of 2002 to €91,000 in the first quarter of 2003. The primary factor responsible for the decline was the expiration of the vesting period of the options issued at the IPO in February 1999, a reduction in personnel and associated options.

     Depreciation and amortization. Depreciation and amortization increased by 2.1% from €19,764,000 in the first quarter of 2002 to €20,180,000 in the first quarter of 2003.

     Total Operating Costs. Overall cost increased by €339,000 to €45,268,000 for the quarter ended March 31, 2003 compared with €44,929,000 for the quarter ended March 31, 2002 mostly attributable to increased depreciation changes. For costs excluding depreciation we were able to offset significant increases in signal charges by reductions from cost savings and centralization programs.

     Operating Profit. Operating profit increased by €3,679,000 from a loss of €1,029,000 in the first quarter of 2002 to a profit of €2,650,000 in the first quarter of 2003 reflecting continuing controls on cost while increasing revenues.

     Interest Expense. Interest expense includes interest on our revolving credit and convertible second secured borrowings, capital lease obligations and other borrowings, changes in the fair market value of our interest rate derivatives, payment of unused facility fees and the amortization of front-end finance fees paid to obtain bank borrowings.

     Interest expense increased by €14,223,000 from €14,265,000 in the first quarter of 2002 to €28,488,000 in 2003. The primary factor responsible for the increased was the higher interest rates associated with the €375,000,000 convertible second secured credit facility, as compared to our revolving credit facility, under which this amount was primarily due during the first quarter of 2002.

     For the first quarter of 2003 interest on the convertible second secured credit facility amounted to a total of €19,410,000 (€10,383,000 non-cash interest expense plus €9,027,000 cash interest expense), as compared to €1,125,000 (€625,000 non-cash interest expense as well as €500,000 cash interest expense during the first quarter of 2002.

     Due to the modification of our credit facilities in the second quarter 2002, the average amount outstanding under our revolving credit facility decreased from €838,988,000 in the first quarter of 2002 to €501,199,000 in the first quarter of 2003. The average cash interest rate on the revolving credit bank borrowings decreased from 5.7% in the first quarter of 2002 to 5.1% in the first quarter of 2003.

     On March 26, 2002, we drew down the entire amount from the €375,000,000 convertible second secured credit facility. In the first quarter of 2003 the average outstanding under the facility had through the accumulation of non-cash interest, increased to € 411,271,000. The average interest rate on the convertible second secured borrowings was 19% during the first quarter of 2003 compared with 18% in the first quarter of 2002. Of the 19.0%, interest rate 9.5% (8% in 2002) is calculated on the initial borrowings of € 375,000,000 and is payable on a quarterly basis. The remaining 9.5% (10.0% in 2002) non-cash interest is added every quarter to the principle amount of the initial drawdown of €375,000,000. Ongoing non-cash interest is calculated on the accumulated amount. Under our convertible secured credit facility agreement, non-cash interest can be added to the accumulated principle balance until maturity in March 31, 2010, at which time the non-cash interest is payable in full.

     In total average indebtedness increased from €838,988,000 in the first quarter of 2002 to €912,470,000 in the first quarter of 2003. The increase in average indebtedness is due to the accumulation of non-cash interest and amounts drawn down from our revolving credit facility in order to pay financing fees and meet our interest payments on both facilities. Interest expense in the first quarter of 2003 also includes €1,673,000 relating to the amortization of capitalized finance and legal fees as compared to the first quarter of 2002, where the interest expense included €1,645,000 related to amortization of capitalized finance and legal fees.

     Loss from Operations Before Income Taxes and Other Items. Loss from continuing operations before income taxes and other items increased by €10,587,000 for the reasons discussed in the above sections from €15,294,000 in the first quarter of 2002 to €25,881,000 in the first quarter of 2003.

     Income Tax Benefit. Income tax benefit of €2,719,000 was recorded in the first quarter of 2003, compared to €2,420,000 in the first quarter of 2002. The benefit primarily relates to losses generated in The Netherlands, which management believes will be fully utilized against future taxable income.

     Minority interest in subsidiaries. Minority interest in net losses of subsidiaries increased by €13,000 to €27,000 in the first quarter of 2003.

     Net loss. Net loss increased from €12,888,000 in the first quarter of 2002 to €23,189,000 in the first quarter of 2003.

     EBITDA. In addition to other measurements, some of which are reflected in our statement of operations data, we measure financial performance by EBITDA and Adjusted EBITDA. We define EBITDA as earnings before extraordinary items, cumulative effect of change in accounting principles, discontinued operations, minority interests, net interest expense, income taxes and depreciation and amortization. Adjusted EBITDA is defined as EBITDA plus non cash compensation expense related to our stock option plan and non-operating expenses less non-operating income. We believe that EBITDA and Adjusted EBITDA are meaningful measures of performance because they are commonly used measures in the cable television industry to analyze and compare cable television companies on the basis of operating performance, leverage and liquidity. EBITDA and Adjusted EBITDA are not U.S. GAAP measures of income (loss) or cash flow from operations and should not be considered as alternatives to net income as an indication of our financial performance or as alternatives to cash flow from operating activities as a measure of liquidity. EBITDA increased by 21.9% from €18,735,000 for the three months ended March 31, 2002 to €22,830,000 for the three months ended March 31, 2003, Adjusted EBITDA increased from €19,246,000 for the three months ended March 31, 2002 to €22,921,000 for three months ended March 31, 2003.

     The following schedule reconciles EBITDA and adjusted EBITDA to our U.S. GAAP financial statements:

	For three month ended
	March 31

	2002	2003

	(in € thousands)
Operating profit (loss)	(1,029)	2,650
Depreciation and amortization	19,764	20,180

EBITDA	18,735	22,830
Non-cash compensation expense under the stock option plans	511	91

Adjusted EBITDA	19,246	22,921

LIQUIDITY AND CAPITAL RESOURCES

     We have historically relied on three sources for necessary funding:

•	cash flow from operations,

•	sale-lease back transactions, and

•	borrowings under our bank facilities.

     For the three months ended March 31, 2003 we used net cash of €307,000 in operating activities.

     For the three months ended March 31, 2003 we used cash in investing activities of €6,870,000. Net cash provided by financing activities amounted to €7,203,000.

     Of the approximately €6,904,000 we invested in capital expenditures for the three months ended March 31, 2003 most was invested to improve the technical standards of the network in The Netherlands to prepare for the launch of telephony services and to replace electronic components and improve the technical standards of our network in Germany. We have only minimal commitments to make capital expenditures under the terms of our concession or franchise agreements or otherwise, but anticipate that we will also make capital expenditures in the near future to selectively upgrade existing cable systems. To the extent cash flow is not sufficient to fund our operating expenses, debt service and capital expenditures, we expect to borrow the necessary funds under our bank facility.

     At March 31, 2003, our aggregate consolidated indebtedness was approximately €926,843,000, comprised of approximately €921,755,000 of bank debt outstanding, €4,629,000 of capital leases obligations, and €459,000 of deferred purchase obligations.

     On September 18, 2000, our wholly-owned subsidiary PrimaCom Management GmbH entered into a €1,000,000,000 reducing senior secured revolving credit facility with a number of lenders. The senior secured facility was put in place to refinance all outstanding debt at that time, to fund the acquisition of Multikabel, future capital expenditures and acquisitions and for other general corporate purposes. Under the terms of the senior secured revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts, until December 31, 2009, when all amounts will become due and payable. As required by a condition to the senior secured facility, PrimaCom AG also entered into a €375,000,000 working capital facility concurrently with entering into the senior secured facility. The working capital facility was intended as a means by which PrimaCom AG could access longer-term unsecured debt financing, which would benefit the lenders under the senior secured facility, in the event the high yield note issuance contemplated by PrimaCom AG at the time was not completed. The working capital facility was committed until May 15, 2001. At that time, we or the senior secured facility lenders could request that the working capital facility be drawn, with the proceeds being used to repay borrowings under the senior secured facility. If the working capital facility had been drawn, it would have converted to a loan or debt security with a ten-year maturity. The interest rate on the working capital facility would have been no less than 13% per annum and no greater than a cap based on current trading yields of high yield securities issued by comparable companies. In the event that the working capital facility remained outstanding beyond September 30, 2001, PrimaCom AG also agreed to issue contingent value rights which would provide the facility holders with an economic benefit payable in cash equivalent to that which they would have received had they exercised warrants to acquire up to 5% of our equity capital at prices based on relevant market values. Therefore we entered into a Contingent Value Right (“CVR”) agreement, which was a condition precedent to the obligations of the lenders under the senior working capital facility. Pursuant to the CVR agreement, we were required, if requested on or before September 18, 2010, to make a payment in either cash or common shares to the holders of each CVR certificate equal to the difference between the market price of a share of our common stock on the date of exercise of such CVR and 110% of the market price of a share of such common stock on the relevant release date, being November 30, 2001, December 31, 2001, March 31, 2002 and June 30, 2002, subject to the provisions of the CVR agreement, in particular various provisions protecting the holders of CVR Certificates against dilution. The total number of CVRs to be issued under the CVR agreement equaled five percent of the outstanding number of our shares. The total amount of CVRs to be issued under this assignment was 989,300.

     Under the terms of the revolving credit facility, our subsidiaries may borrow, repay and reborrow, up to the commitment amounts until December 31, 2009, when all amounts will become due and payable.

     We announced our proposed merger with UPC Germany on March 29, 2001 and requested an extension of the commitment under the working capital facility until the merger could be consummated. On May 15, 2001 the lenders under our senior secured and working capital facilities agreed to an extension of the commitment under the working capital facility until November 15, 2001. In addition, we agreed with the lenders under the working capital facility to a cap on cash interest of 16% and on total interest of 18%. It was also agreed that on November 15, 2001 either we or the lenders under the senior secured revolving credit facility could request that the working capital facility be drawn. If drawn, the working capital facility would then have converted to a ten-year security or loan.

     On August 26, 2001, UPC notified us it would not vote in favor of our merger with UPC Germany, and the merger was removed from the agenda of our shareholders’ meeting held on August 28, 2001. Between September 18, 2000, on which our credit facilities were entered into and August 2001, when the proposed merger failed to proceed, the market for high-yield debt had deteriorated significantly for broadband communications companies, as a result of which we concluded that it was not realistic for us to seek to access that market in the near to medium term. As a result, we immediately initiated negotiations with the lenders under our senior secured revolving credit facility and working capital facilities, with a view to amending certain terms of the working capital facility which might in the future otherwise have resulted in non-compliance with financial covenants included in those facilities if the working capital facility were drawn in full. The lending commitment and date of any mandatory drawing under the working capital facility were extended on three further occasions while these negotiations progressed, upon payment by us of commitment and other fees totaling approximately €25,000,000.

     On March 26, 2002, we completed the refinancing of our senior secured revolving credit and working capital facilities. The amended working capital facility was conditionally replaced by a €375,000,000 convertible second secured term loan facility, which was drawn down in full on March 26, 2002. Those borrowings were used to repay an equivalent amount of outstanding borrowings under the senior secured facility. In addition, the lending commitment under the senior secured facility was reduced by the amount of the borrowings under the convertible second secured term loan facility, to €625,000,000. Approval of the modifications to our debt facilities by our shareholders was obtained on June 5, 2002.

     The available commitment under the senior secured facility is to be reduced in quarterly amounts beginning March 31, 2003 to the amounts reflected below as of December 31 of the years indicated:

Available
commitment (€)

December 31, 2002	625,000,000
December 31, 2003	593,750,000
December 31, 2004	531,250,000
December 31, 2005	468,750,000
December 31, 2006	406,250,000
December 31, 2007	328,125,000
December 31, 2008	215,625,000
December 31, 2009	—

     The senior secured facility contains financial covenants common for financings of this type. Our ability to borrow under the senior secured facility depends on our continued compliance with these covenants. Breach of these covenants may result in an event of default. In addition to the requirement to meet certain financial covenants, there are restrictions on, among other things:

•	Incurring debt,

•	encumbering revenues or assets,

•	lending funds to third parties or assuming liabilities,

•	disposing of assets, and

•	paying dividends or making distributions.

     The senior secured facility contains several events of default in addition to the following:

•	amendment, suspension or termination of certain contracts which results in a material adverse change, and

•	a regulatory change in the environment in which we operate, which results in a material adverse effect.

     The occurrence of an event of default could result in all amounts outstanding under the senior secured facility becoming immediately due and payable and the limitation of further drawings under the senior secured facility. It could also result in the acceleration of amounts outstanding under our other debt instruments, including the convertible second secured term loan facility.

     The senior secured facility is secured until the satisfaction of the obligation by, among other things, pledges or assignments of receivables from subscribers, intercompany loans, partnership interests and shares of our subsidiaries.

     Amounts outstanding under the revolving credit facility bear interest at the rate of EURIBOR in the case of amounts owing in Euro and LIBOR in the case of amounts owing in a currency other than Euro plus a margin of between 0.5% and 2.5%, depending on our ratio of total indebtedness to annualized Adjusted EBITDA. At March 31, 2003 the applicable margin was 2.25%.

     The convertible second secured term loan funded on March 26, 2002 and is due and payable on March 31, 2010. The interest on this facility is divided into cash and non-cash components. The non-cash interest is added to the principal outstanding under the facility and will then incur further non-cash interest as a principal amount. Cash interest begins to accrue at 8% and increases to 12% over time and accrues only on the initial principal amount of the facility, €375,000,000. All-in interest is initially 18% and increases to 20% over time. The cash, non-cash and all-in interest rates are set out on the following schedule:

	Cash Rate	Noncash Rate	All-in rate

March 26, 2002 - September 30, 2002	8.0%	10.0%	18.0%
October 1, 2002 - December 31, 2002	8.5%	10.5%	19.0%
January 1, 2003 - March 31, 2003	9.5%	9.5%	19.0%
April 1, 2003 - June 30, 2003	10.5%	8.5%	19.0%
July 1, 2003 - September 30, 2003	11.5%	8.5%	20.0%
October 1, 2003 - final maturity	12.0%	8.0%	20.0%

     The convertible second secured term loan facility may be prepaid in whole or in part at any time at our option and all accrued but unpaid non-cash interest in excess of 18% for any period will be forgiven on the indebtedness thereunder if the facility is repaid in full by December 31, 2004. Lenders who were not party to the convertible second secured term loan when initially funded on March 26, 2002 would receive a prepayment fee on any amount we prepay to that lender of 3% of that amount during the first year of the loan, 2% during the second year of the loan and 1% during the third year of the loan.

     The outstanding but unvested contingent value rights under the original facility have been cancelled, with the exception of rights providing the lenders under the convertible second secured term loan facility with an economic benefit payable in cash, equivalent to that which they would have received had they exercised warrants to acquire 2.49% of PrimaCom AG’s equity capital at prices based on relevant market values. On June 5, 2002, our shareholders approved that the contingent value rights can be replaced by a bond with warrants granting however the right to convert into our shares at exercise prices that had been defined in accordance with the conditions of the unvested contingent value rights.

     At any time on or after December 31, 2004, the lenders under the convertible second secured loan term facility may opt to convert their outstanding loans into shares of PrimaCom Management GmbH having a nominal value determined by computing the ratio of the amount of debt being converted to the quotient of twelve times EBITDA (defined as earnings before interest, tax, depreciation and amortization) for the twelve month period through the end of the most recent calendar quarter less the amount of then outstanding consolidated debt of PrimaCom AG at the end of the most recent calendar quarter plus the amount of debt then being converted, and the total nominal value of all PrimaCom Management GmbH shares then outstanding. However, in no case will the lenders under the convertible second secured term loan facility be entitled to convert their loans under that facility into shares of PrimaCom Management comprising more than 65% of the total nominal capital of PrimaCom Management GmbH.

     The convertible second secured term loan facility is guaranteed by PrimaCom Management GmbH, a wholly owned subsidiary of PrimaCom AG, and is secured by second-ranking pledges (after the pledges securing the senior facility) on the shares of the operating companies owned by PrimaCom Management GmbH until the satisfaction of the obligation.

     Due to the restrictive nature of our debt covenants, we are working with our lenders to create an alternative financial structure to resolve these restrictions.

Employees

     On March 31, 2003 PrimaCom and subsidiaries had total of 842 employees comprised of 666 full time and 176 part time employees. On March 31, 2002 there were a total of 817 employees of which were 697 full time and 120 part time.

Directors’ Dealings

	March 31,		December 31,		March 31,
	2002		2002		2003

	shares	options	shares	options	shares	options

Management Board (Vorstand)
Dr. Jens Kircher (*1)	—	—	—	100,000	—	100,000
Prof. Dr. Stefan Schwenkedel (*2)	—	100,000	—	100,000	—	100,000
Paul Thomason (*3)	146,969	100,000	—	—	—	—
Hans Wolfert (*4)	—	100,000	—	—	—	—
Supervisory Board (Aufsichtsrat)
Boris Augustin	3,464	—	3,464	—	3,464	—
Heinz Eble (*5)	—	—	39,358	—	39,358	—
Brigitte Preuss (*6)	166,997	—	166,997	—	166,997	—

Total	317,430	300,000	209,819	200,000	209,819	200,000

*1	Dr. Jens Kircher was appointed to the Management Board effective October 1, 2002. At this time he was granted 100,000 options.

*2	Prof. Dr. Schwenkedel resigned from the Supervisory Board effective February 28, 2002. At this date he had no shares and no options. Effective March 1, 2002 Prof. Dr. Schwenkedel was appointed to the Management Board and was granted 100,000 options.

*3	Paul Thomason resigned from the Management Board effective September 30, 2002. At this time he had 100,000 options and 146,969 shares.

*4	Hans Wolfert’s appointment to the Management Board was terminated April 22, 2002. At this time he had 100,000 options but no shares.

*5	Heinz Eble was appointed to the Supervisory Board effective April 18, 2002. At this time he had 39,358 shares but no options.

*6	The 166,997 shares of Brigitte Preuss are held in trust by Wolfgang Preuss and over which they have shared voting power

FORWARD LOOKING STATEMENTS

     This Form 6-K includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history for its merged operations, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments

AD HOC-PRESS RELEASE

PRIMACOM REPORTS FIRST QUARTER 2003 RESULTS

Mainz, May 28th, 2003 — PrimaCom AG (OTC BB “PCAGY” and Neuer Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de) today reported its consolidated results for the first quarter of 2003.

The number of revenue generating units increased by 22,386 from 1,352,895 at March 31, 2002 to 1,375,281 at March 31, 2003. The primary factor responsible for the growth was the increase in high-speed internet access subscribers, which reached 60,975, a 56.0 percent increase from the first quarter of 2002 and a 13.9 percent increase over the fourth quarter of 2002.

Revenues rose by 9.2 percent to 47.9 million Euro (Q1/02 43.9 million Euro).

The upward trend in PrimaCom’s revenues and operating results that started in 2001 has continued through the first three months of this year, with EBITDA rising by 21.9 percent to 22.8 million Euro (Q1/02 18.7 million Euro).

The strong EBITDA-performance is underlined by the company showing an operating profit of 2.7 million in the first quarter of 2003 after still showing an operating loss of 1,0 million Euro in the first quarter of 2002. This improved operating result reflects continuing costs control measures combined with increasing revenues.

Interest expense however increased by 14.2 million Euro from 14.3 million Euro in the first quarter of 2002 to 28.5 million Euro in the first quarter of 2003. This was due to the company’s debt refinancing in 2002 and was primarily responsible for the increase in the company’s net loss.

Net loss for the first quarter of 2003 was 23.2 million Euro, or 1.17 Euro per basic and diluted share, versus a net loss of 12.9 million Euro, or 0.65 Euro per basic and diluted share for the first quarter of 2002.

At March 31, 2003, the company’s aggregate consolidated indebtedness was 926.8 million Euro comprised of 921.8 million Euro of bank debt, 4.6 million Euro of capital leases obligations, and 0.5 million Euro of deferred purchase obligations.

PrimaCom will report more details of its first quarter results in a comprehensive press release today.

In conjunction with this release, PrimaCom will host a conference call, which will be simultaneously broadcast live over the Internet. Management will host the call, which is scheduled for May 28th, 2003, at 5:00 PM Frankfurt; 4:00 PM London; 11:00 AM New York.

Contact:	Alexander M. Hoffmann, Director Investor Relations Tel. 06131 — 944 520, E-mail: investor@primacom.de PrimaCom AG, An der Ochsenwiese 3, 55124 Mainz www.primacom.de

PrimaCom AG (OTC BB “PCAGY” and Neuer Markt Frankfurt: “PRC” or ID No. “625910”, www.primacom.de ) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, 1.0 million in Germany and 300,000 in The Netherlands.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel Acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

CONTACTS:	Dr. Stefan Schwenkedel Chief Financial Officer Tel.: (49) 6131-944-541

Alexander Hoffmann Director, Investor Relations Tel.: 49 6131 / 944-520 Fax: 49 6131 / 944-509 investor@primacom.de www.primacom.de

PRIMACOM REPORTS 2003 FIRST QUARTER RESULTS

     MAINZ, GERMANY, May 28th, 2003 — PrimaCom AG (OTC BB “PCAGY” and Neuer Markt Frankfurt, “PRC”/ID No. 625 910) today reported its consolidated results for the first quarter of 2003 ended March 31.

     For the first quarter 2003, revenues increased 9.2 percent or 4,0 million Euro to 47.9 million Euro versus 43.9 million Euro in the same period of 2002. The primary factor for this growth was a 3.3 million Euro revenue increase in the Company’s Netherlands subsidiary Multikabel, of which 2.1 million Euro was derived from Multikabel’s high speed Internet service.

     Total Internet access revenue of 6.3 million Euro now makes up 13.1 percent of total revenues compared to just 9.2 percent in the same period last year.

     The company showed an operating profit of 2.7 million in the first quarter of 2003 after an operating loss of 1,0 million Euro in the first quarter of 2002 reflecting continuing costs control measures while increasing revenues.

     EBITDA for first quarter 2003 increased by 21.9 percent to 22.8 million Euro compared with 18.7 million Euro for the first quarter 2002, primarily as the result of improved operating performance. EBITDA margin improved from 42.7 percent in the first quarter of 2002 to 47.6 percent in the first quarter of 2003. Adjusted EBITDA for the first quarter of 2003 increased by 19.1 percent to 22.9 million Euro compared with 19.2 million Euro for the first quarter of 2002.

     The following schedule reconciles EBITDA and adjusted EBITDA to our U.S. GAAP financial statements:

	For three month ended
	March 31st,

	2002	2003

	(In € thousands)
Operating profit (loss)	(1,029)	2,650
Depreciation and amortization	19,764	20,180

EBITDA	18,735	22,829
Non-cash compensation expense under the stock option plans	511	91

Adjusted EBITDA	19,246	22,920

     Net loss for the first quarter of 2003 was 23.2 million Euro, or 1.17 Euro per basic and diluted share, versus a net loss of 12.9 million Euro, or 0.65 Euro per basic and diluted share for the first quarter of 2002.

     For the first quarter ended March 31, 2003, we passed 569,219 homes with fibre optic cable and had upgraded 449,392 homes to 862 MHz ready-for-service homes with two way capability. Multikabel owned and operated 323,565 of the ready-for-service homes at March 31, 2003. The remaining 125,827 ready-for-service homes are upgraded homes operated in Germany. Including the Multikabel subscribers, 34.5 % of our subscriber base is now fully upgraded to 862 MHz and is two-way capable. In addition to analog cable service, these upgraded networks are capable of delivering both digital cable television and high-speed Internet access, telephony and data communication services.

     The number of revenue generating units increased by 22,386 from 1,352,895 at March 31, 2002 to 1,375,281 at March 31, 2003. The primary factor responsible for the growth was the increase in high-speed internet access subscribers in The Netherlands.

     For details see table on the following page.

     PrimaCom networks:

	Mar 31, 2002	Mar 31, 2003

Homes passed by coax (450 MHz networks)	1,421,814	1,395,732
Homes passed by fiber (862-MHz networks)	560,819	569,219

Total homes passed	1,982,633	1,964,951
Total ready-for-service” homes (862-MHz networks)	440,883	449,392
Analog CATV subscribers (450-MHz-networks)	916,398	910,177
Analog CATV subscribers (862-MHz-networks)	384,481	391,653

Total Analog CATV subscribers	1,300,879	1,301,830
Digital TV subscribers	12,093	11,258
Internet subscribers	39,092	60,975
Telephony subscribers	39	347
Data communication subscribers	792	871

Total Revenue generating units	1,352,895	1,375,281

     First quarter 2003 revenue from analog cable television was 38.7 million Euro, an increase of 5.0 percent over revenues of 36.8 million Euro in the first quarter of 2002. Subscriber and rate increases in the Netherlands and rate increases in Germany accounted for the growth.

     At the end of the first quarter ended March 31, 2003, total high-speed internet subscribers reached 60,975, a 56.0 percent increase from the first quarter of 2002 and a 13.9 percent increase over the fourth quarter of 2002.

     The following table reflects the development of the high speed internet access product:

	1st	2nd	3rd	4th	1st
	Quarter	Quarter	Quarter	Quarter	Quarter
Internet Subscribers	2002	2002	2002	2002	2003

Ready for service (RFS) homes	440,883	445,081	446,231	448,088	449,392
Internet subscribers	39,131	43,578	48,565	53,545	60,975
Penetration RFS homes	8.9%	9.8%	10.9%	11.9%	13.6%
Revenues in Euro 000	4,043	4,470	4,956	5,659	6,269
Contribution to Total Revenue	9.2%	9.9%	10.8%	12.1%	13.1%

     Average monthly revenue per subscriber (ARPU) decreased slightly to 36.49 Euro in the first quarter of 2003 compared to 36.82 Euro in the first quarter of 2002.

     Although the number of subscribers decreased from 12,903 at March 31, 2002 to 11,258 at March 31, 2003, digital television revenue increased from 257,000 Euro in the first quarter of 2002 to 359,000 Euro in the first quarter of 2003. At March 31, 2003 the penetration rate for digital subscribers for our ready-for-service homes was 2.5%. The development in digital television subscribers and revenue has not met our expectations at this point.

     The following table reflects the digital television subscriber growth and penetration:

	1st	2nd	3rd	4th	1st
	Quarter	Quarter	Quarter	Quarter	Quarter
Digital Television Subscribers	2002	2002	2002	2002	2003

Ready for service (RFS) homes	440,883	445,081	446,231	448,088	449,392
Digital Television Subscribers	12,093	12,067	11,675	11,628	11,258
Penetration RFS homes	2.7%	2.7%	2.6%	2.6%	2.5%
Revenues in Euro 000	257	399	282	332	359
Contribution to Total Revenue	0.6%	0.9%	0.6%	0.7%	0.7%

     In The Netherlands, we receive revenue for the data communication services we provide to small-and medium-sized businesses and schools. Multikabel served 871 small-and medium-sized businesses and schools at the end of March 2003, which contributed 1,231,000 Euro of revenue for the first quarter of 2003. At the end of March 2002, Multikabel served 792 small- and medium-sized businesses and schools, which contributed 1,084,000 Euro to revenue in the first quarter of 2002.

     The following table reflects the data communication subscriber growth and penetration:

	1st	2nd	3rd	4th	1st
	Quarter	Quarter	Quarter	Quarter	Quarter
Data Communication Subscribers	2002	2002	2002	2002	2003

Ready for service (RFS) homes	440,883	445,081	446,231	448,088	449,392
Data Communication Subscribers	792	824	831	832	871
Penetration RFS homes	0.2%	0.2%	0.2%	0.2%	0.2%
Revenues in Euro 000	1,084	1,086	1,194	1,406	1,231
Contribution to Total Revenue	2.5%	2.4%	2.6%	3.0%	2.6%

     Other revenue primarily including signal delivery and other carriage fees decreased by 303,000 Euro from 1,673,000 Euro in the first quarter of 2002 to 1,370,000 Euro in the first quarter of 2003.

     At March 31, 2003, our aggregate consolidated indebtedness was 926.8 million Euro comprised of 921.8 million Euro of bank debt, 4.6 million Euro of capital leases obligations, and 0.5 million Euro of deferred purchase obligations.

     For the three months ended March 31, 2003 we used net cash of 0.3 million Euro in operating activities and 6.9 million Euro in investing activities funded by drawdown under our bank facilities. Net cash provided by financing activities amounted to 7.2 million Euro.

     PrimaCom Chief Financial Officer, Stefan Schwenkedel commented, “Customer acceptance of high speed Internet service, rate increases for the delivery of analog TV and increased attention to costs and expenses all combined produced another good quarter. While our EBITDA will be sufficient to finance our operating expenses and capital expenditures, we expect to increase our borrowings in the next years in order to meet our interest obligations from our credit facilities.”

     Conference call:

     In conjunction with this release, Dr. Stefan Schwenkedel, Chief Financial Officer and Dr. Jens Kircher, Chief Operating Officer of PrimaCom will host an analyst conference call, which will be simultaneously broadcasted live over the internet. The

CONFERENCE CALL
is scheduled for May 28th, 2003
at 5:00 PM Frankfurt, 4:00 PM London, 11:00 AM New York,.
access via Internet www.primacom.de

     Everyone interested in the conference call can listen in via a link on the Company’s homepage www.primacom.de

About PrimaCom: PrimaCom AG (Neuer Markt Frankfurt: “PRC” or ID No. “625910” and OTC BB “PCAGY”, www.primacom.de) is a significant private cable network operator with over five percent market share in Germany and the Netherlands. PrimaCom offers a wide range of analog, digital and interactive broadband services. Customers, connected to the upgraded 862 MHz networks, have access to more than 100 TV and radio programs, to interactive Video on Demand, and to high speed Internet. PrimaCom currently passes two million homes and serves 1.3 million subscribers, 1.0 million in Germany and 300,000 in The Netherlands.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Because these statements apply to future events, they are subject to risks and uncertainties that could cause actual results to differ materially, including PrimaCom’s absence of an operating history subsequent to the Multikabel acquisition and its transformation to a broadband communications company, its possible future need for additional financing, competitive factors and restrictions imposed by existing and possible future debt instruments.

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